EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Supplementary Report - Supervision and financial sanctions report - Wholesale telephony service

Dear Sir or Madam,

Further to the immediate reports published by the Company on October 22, 2017 (Ref. No. 2017-01-100914) and on August 9, 2018 (Ref. No. 2018-01-074365) regarding the implementation of a wholesale telephony service and the Ministry of Communications' intention to impose a financial sanction on the Company in this respect, and further to the description of the matter in section 1.7.3.5 of the chapter containing a description of the Company’s business affairs in the Company’s periodic report for 2017, as well as the update to that section in the Company's quarterly report for the period ended September 30, 2018, supplementary notification is hereby provided that on December 27, 2018, the Company received a notice from the Ministry of Communications whereby the director general of the Ministry of Communications had decided to impose a financial sanction on the Company in the amount of NIS 11,163,290 for breach of provisions in connection with implementation of a wholesale telephony service.

The Company is studying the decision and weighing the filing of a petition against it.

It should be noted that two class action certification motions are pending against the Company, in which it is alleged, inter alia, that the Company acted to delay and thwart the wholesale market reform (regarding such motions, see section 2.18(d) of the chapter containing a description of the Company’s business affairs in the Company’s periodic report for 2017).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.